UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SOUTHWEST GAS HOLDINGS, INC.

(Name of Subject Company)

IEP UTILITY HOLDINGS LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons) (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Jesse Lynn, Esq.

Icahn Enterprises L.P.

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,214,604,525.00	$390,694

*

The calculation of the Transaction Valuation is based on 59,093,403 Shares outstanding as of July 30, 2021 as disclosed by Southwest Gas Holdings, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2021. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation reflects the product of (A) 56,194,727, which is the total number of shares of common stock, $1.00 par value per share, of Southwest Gas Holdings, Inc. outstanding (the “Shares”), which are not beneficially owned by affiliates of IEP Utility Holdings LLC (calculated as the difference between 59,093,403, the total number of outstanding Shares, and 2,898,676, the number of Shares that are beneficially owned by affiliates of IEP Utility Holdings LLC) and (B) $75.00, which is the per Share tender offer price.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the SEC, by multiplying the Transaction Valuation by 0.0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $390,694	Filing Party: IEP Utility Holdings LLC
Form of Registration No.: Schedule TO	Date Filed: October 27, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2021 (as hereby amended and supplemented and together with any subsequent amendments and supplements thereto, this “Schedule TO”), which relates to the tender offer by IEP Utility Holdings LLC, a Delaware limited liability company (the “Offeror”), and Icahn Enterprises Holdings L.P., a Delaware limited partnership, as a co-bidder (“Icahn Enterprises Holdings”), to purchase any and all of the issued and outstanding shares of the common stock, par value $1.00 per share (the “Common Stock”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Company” or “Southwest Gas”), including the associated rights issued pursuant to the Rights Agreement, dated October 10, 2021 (as it may be amended from time to time, the “Rights Agreement”), between the Company and Equiniti Trust Company, as rights agent, that are issued and outstanding (the “Rights” and, together with the Common Stock, the “Shares”), for $75.00 per Share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2021 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”), and the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”, which, together with the Offer to Purchase, the Letter of Transmittal and the other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”), copies of which were previously filed with the Schedule TO. Both IEP Utility Holdings LLC and Icahn Enterprises Holdings L.P. are co-bidders for all purposes in the Offer.

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Item 8. Interest in Securities of the Subject Company.

Item 8 of the Schedule TO (and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase) and the disclosure under Section 8 “Certain Information Concerning the Offeror” of the Offer to Purchase and Schedule II of the Offer to Purchase, are hereby amended and supplemented by inserting the following sentence at the end of Section 8 and Schedule II:

“On November 2, 2021, Icahn Partners and Icahn Master exercised the forward contracts relating to 1,629,326 Shares. As a result of the exercise of these forward contracts, Icahn Partners is the direct beneficial owner of 1,694,184 Shares, representing approximately 2.9% of the issued and outstanding Shares, and (ii) Icahn Master is the direct beneficial owner of 1,204,492 Shares, representing approximately 2.0% of the issued and outstanding Shares. Each of the foregoing percentages is based upon the 59,093,403 shares of Common Stock that were issued and outstanding as of July 30, 2021, as stated by the Company in its Form 10-Q filed for the quarterly period ended June 30, 2021, filed with the SEC on August 5, 2021. The aggregate number of Shares beneficially owned by Icahn Partners and Icahn Master has not changed as a result of the exercise of these forward contracts as the Shares underlying these forward contracts were previously reported as beneficially owned by Icahn Partners and Icahn Master. After the exercise of the forward contracts on November 2, 2021, Icahn Partners and Icahn Master no longer hold any forward contracts relating to the Shares.”

Item 11. Additional Information.

Item 11 of the Schedule TO (and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase) and the disclosure under Section 14 “Conditions of the Offer” of the Offer to Purchase and Section 15 “Certain Legal Matters—Antitrust”, are hereby amended and supplemented by inserting the following sentence at the end of Sections 14 and 15:

“On November 1, 2021, the waiting period under the HSR Act expired with respect to the Offer. Accordingly, the Regulatory Condition as it relates to the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 14 — “Conditions of the Offer” of the Offer to Purchase.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Exhibit

(a)(1)(A)*	Offer to Purchase

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Letters to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Form of Summary Advertisement published in The New York Times on October 27, 2021

(a)(1)(G)*	Letter to Stockholders, dated October 14, 2021 (incorporated by reference to the Schedule TO-C filed with the SEC on October 14, 2021)

(a)(1)(H)*	Letter to Stockholders, dated October 20, 2021 (incorporated by reference to the Schedule TO-C filed with the SEC on October 20, 2021)

(a)(1)(I)*	Letter to Board of Directors of Southwest Gas Holdings, Inc., dated October 25, 2021 (incorporated by reference to the Schedule TO-C filed with the SEC on October 25, 2021)

(a)(1)(J)*	Tweet from Carl C. Icahn, October 27, 2021

(a)(1)(K)	Letter to Stockholders, dated November 2, 2021 (filed herewith)

*	Previously filed

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2021	IEP UTILITY HOLDINGS LLC

	By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Accounting Officer and Secretary

ICAHN ENTERPRISES HOLDINGS L.P.
	By:	Icahn Enterprises G.P. Inc., its general partner

	By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Accounting Officer